100 N. 18th Street Suite 300 Philadelphia, PA 19103
Cavas S. Pavri 202.724.6847 cpavri@schiffhardin.com	t 202.778.6400 f 202.778.6460 www.schiffhardin.com

April 13, 2021

By EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel Morris, Esq.

Re:	eSports Technologies, Inc.
Amendment Registration Statement on Form S-1 Filed April 12, 2021 File no. 333-254068

Dear Mr. Morris:

This letter is being submitted on behalf of eSports Technologies, Inc. (the “Company”) in response to the comment letter, dated April 13, 2021, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 3 to its Registration Statement on Form S-1 filed April 12, 2021 (the “Registration Statement”). The Company’s Amendment No. 4 to its Form S-1 Registration Statement (the “Amended Registration Statement”) has been submitted to the Commission.

For your convenience, we have repeated the comment prior to the response in italics.

Amended Registration Statement on Form S-1

Future Products and Services, page 36

1.       Please revise to describe how marketing support will be provided and the nature of such support.

Response: The disclosure in the Amended Registration Statement has been amended as follows (emphasis added):

Securities and Exchange Commission

“We intend to offer “free to play” engagement products that players around the world can play for fun. Although they will be centered on predicting game outcomes, these games are not considered gambling and we will monetize the traffic via advertising (both display and affiliate) as well as offering microtransactions and in-game currencies. In addition to the opportunity to generate revenue through advertising and microtransactions, these “free to play” engagement products will allow us to introduce our platform to jurisdictions where we are not yet licensed for gaming, develop a fan or player base in advance of us obtaining licensing, as well as allow us to introduce our products to potential players who may not be inclined to participate in our wagering products, thus proving multiple opportunities for us to increase our platform’s visibility. We are still in the beginning stages of development on this project, although we have sourced a third party platform that we will utilize to develop this “free to play” product. We expect to introduce an initial “free to play” product during the second half of 2021. We expect to spend approximately $1.5 million over the next three years to develop, support and launch this product as follows: (i) license and development costs of approximately $700,000 to an outside contractor; (ii) internal resources of approximately $300,000; and (iii) marketing support of approximately $500,000. We will primarily utilize an outside contractor to develop this product. The marketing support described above will consist of the following:

• Influencer campaigns – Influencer campaigns consist of entering into arrangements with social media personalities on various popular social media platforms to promote our products. These arrangements will involve payments to these social media personalities to promote sponsored content that includes, but is not limited to, written social media post, audio and video advertisements, and banner advertisements.

• Search Engine Optimization – We intend to build web and landing pages, implement and integrate marketing analytics software and engage marketing agencies to improve our search engine optimization.

• Paid Media – Paid media includes direct advertising spending to drive users to our website or landing pages.

To date, we have not entered into any material marketing arrangements or agreements related to any of our products or future products. The foregoing marketing support expenses are estimates. We expect that marketing expenses will be a regular and recurring cost to support and promote this product.”

General

2.       We note your response to prior comment 4. Please add a risk factor discussing the risk to your company and its operations that your platform, which is currently under development, may be deemed a secondary market or alternative trading system.

Response: The Company has revised the Amended Registration Statement to add the following new risk factor:

“If our trading platform, which is in development, is deemed to be a secondary exchange or alternative trading platform, we will likely be required to terminate such platform, which will adversely affect our financial condition and future business strategy.

We intend to build a trading platform which will allow for more of a business-to-business experience by matching up larger volume betting and position asks across businesses operating in the esports wagering space. When the platform is introduced, we will seek to have other wagering sites as customers or users of the platform. If a wagering site had a position in a particular esports event for which it wished to reduce its exposure, the site would seek to take (or request) a matching wager on the platform and another customer or user of the platform could choose to accept such wager. By doing so, the initial wagering site would reduce its overall exposure to the esports event. We currently expect that we would receive a fee on each matched transaction. At this time, the size of the fee is unknown, but would likely be relative to the size of the wager.

Securities and Exchange Commission

We do not believe such a platform would be considered to be a marketplace for “securities” or that it would be considered to be a secondary exchange or alternative trading platform in the jurisdictions in which we intend to operate, which would expose us to significant and costly regulation in such jurisdictions. However, as platforms of this nature are new and evolving, we can provide no assurance that one or more jurisdictions would not deem our platform to be a secondary exchange or alternative trading platform. Such a determination would subject us to significant regulations and costs, and would likely result in our being unable to operate the platform in those jurisdictions. In addition, to the extent we have not complied with any laws, rules, and regulations, we could be subject to significant fines, revocation of licenses, limitations on our products and services, reputational harm, and other regulatory consequences, each of which may be significant and could adversely affect our business, operating results, and financial condition. If we were required to cease the use of our platform, we would have expended material costs and expenses for a product that we could not utilize and our business would be materially harmed.”

* * *

Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Sincerely,
SCHIFF HARDIN LLP

/s/ Cavas Pavri

By: Cavas Pavri

Enclosures

cc:	Aaron Speach, CEO
Jim Purcell, CFO